EDOC Acquisition Corp.

7612 Main Street Fishers

Suite 200

Victor, NY 14564

November 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Loan Lauren Nguyen, Legal Branch Chief

Re:	EDOC Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1 Filed October 26, 2020

File No. 333-248819

Dear Ms. Nguyen:

EDOC Acquisition Corp. (“EDOC”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 2, 2020, regarding Amendment No. 2 to our Registration Statement (the “Registration Statement”) previously filed on October 26, 2020. EDOC has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 3.

In addition to submitting this letter by EDGAR, we will also deliver to the Staff a copy of this letter together with Amendment No. 3 marked to show revisions we have made to the Registration Statement, including revisions made in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 10.9, page 2

1. We note that in the business combination marketing agreement filed as Exhibit 10.9 it is provided that I-Bankers’ duties include assisting you in preparing presentations for each potential Business Combination and discussing each potential Business Combination and each potential Target’s attributes. Please reconcile this description with your disclosure at page 132 to fully describe the role of I-Bankers in connection with an initial business combination. We further note your response letter dated October 19, 2020 in this regard. Please revise your disclosure to clarify whether I-Bankers will assist you in identifying and evaluating possible acquisition candidates pursuant to the business combination marketing agreement.

Response: In response to the Staff’s comment, EDOC has revised the disclosure on page 137 of Amendment No. 3 to clarify the services I-Bankers will provide under the business combination marketing agreement.

* * * * * *

We thank the Staff for its review of the foregoing and hope that it has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or further comments, please contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Kevin Chen
Kevin Chen, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP